FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.c


03045560

82-1711



FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

Fosters Brewing

With Compliments

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Share Buy-Back Documents

Attached are the documents that are being sent to shareholders as appropriate in respect of the off-market share buy-back.

24 November 2003


DEC 1 8 2003


Platinum Label


CARLTON
DRAUGHT

Share Buy-Back Tender

Foster's Group Limited ABN 49 007 620 886

This is an important document for all Foster's Shareholders. Please give it your immediate attention. Involvement in the Share Buy-Back requires action by 5pm Melbourne time on Friday 19 December 2003.

If you are in any doubt as to action you should take, you should consult your professional adviser.

FOSTER'S GROUP

Important Dates

Date	Event
Tuesday 11 November 2003	Foster's Shares quoted ex-entitlement to participate in the Buy-Back. (Shares bought on or after this date will not receive an entitlement to participate in the Buy-Back.)
Monday 17 November 2003	Determination of Shareholders entitled to participate in the Buy-Back (Buy-Back record date).
Tuesday 25 November 2003	Tender Period opens.
Friday 19 December 2003	Tender Period closes. Tenders must be received by the Registry no later than 5pm Melbourne time.
No later than Tuesday 23 December 2003	Announcement of the Buy-Back Price and the number of Shares bought back.
Tuesday 6 January 2004	Dispatch of cheques and direct crediting of bank accounts for Buy-Back proceeds to participating Shareholders by this date.

Eligibility to Participate in the Buy-Back

You are eligible to participate in the Buy-Back if Shares are registered in your name on Monday 17 November 2003 and, in accordance with the SCH Business Rules, the Shares confer an entitlement to receive an invitation.

If you wish to participate in the Buy-Back, please complete and sign the accompanying Tender Form and:

send by mail to	OR	hand deliver to
Computershare Investor Services Pty Limited GPO Box 52 Melbourne VIC 8060		Computershare Investor Services Pty Limited Level 12, 565 Bourke Street Melbourne VIC 3000

so that it is received no later than **5pm Melbourne time, Friday 19 December 2003.**

CHESS Holders

If you have a CHESS Holding, contact your controlling participant (normally your broker) in sufficient time for your controlling participant to process your Tender no later than **5pm Melbourne time, Friday 19 December 2003.** Your controlling participant may request you complete the Tender Form accompanying this booklet to confirm your instruction to accept the Buy-Back offer.

Further Information

If you have questions about the Buy-Back, please consult the Share Buy-Back Question and Answer section on the Foster's website **www.fostersgroup.com** or call the Foster's Buy-Back enquiry line on 1300 134 708 or +61 3 9649 5022. If you are calling from outside Australia this is not a free call. Please note Foster's is not able to advise on the taxation implications of your involvement in the Buy-Back. You should consult your legal, financial or other professional adviser if you are in any doubt as to what action to take.

Key Details of the Buy-Back

Foster's is seeking to buy back $700 million to $900 million of its Shares through an off-market buy-back tender in order to return surplus capital to its Shareholders and maintain an efficient capital structure.

- It is your choice as to whether you participate in the Buy-Back or not.
- If you were a registered Foster's Shareholder as at Monday 17 November 2003 you are eligible to participate in the Buy-Back. Shares acquired on ASX on or after Tuesday 11 November 2003 do not confer an entitlement to participate in the Buy-Back.
- The Buy-Back Tender Price range is $4.00 to $4.90. If you are an Eligible Shareholder you may participate by offering to sell some or all of your Shares at specified prices within this range as indicated on the Tender Form.
- The Buy-Back Price will be determined by Foster's based on the Tenders submitted by Shareholders as the lowest specified price in the range of $4.00 to $4.90 that will allow Foster's to purchase the number of Shares it determines to buy back.
- If you do not wish to participate in the Buy-Back you do not need to take any action.
- If you do want to participate in the Buy-Back then you need to:

1. Decide how many Shares you want to sell
The number of Shares you are entitled to sell is printed on the personalised Tender Form accompanying this booklet.

2. Decide at what price or prices you are prepared to sell your Shares
If you hold more than 500 Shares you may Tender some or all of your Shares at the prices indicated on the Tender Form.

If you hold 500 Shares or less you may only Tender some or all of your Shares in one parcel at one of the indicated prices on the Tender Form.

3. Submit your Tender Form by 5pm Melbourne time on Friday 19 December 2003
If you are an Issuer Sponsored Holder you need to submit your Tender Form to the Share Registry.

If you are a CHESS Sponsored Holder you need to instruct your controlling participant (normally your broker) to submit your Tender.

Please read this document carefully. The Buy-Back may have certain tax consequences for you depending on your own circumstances. As explained in section 2, the Buy-Back Price will comprise a capital amount of $1.81 per Share, with the balance being treated as a fully franked dividend. You should refer to section 2 for details of the likely tax implications of selling your Shares in the Buy-Back.

Contents

Chairman's Letter

Dear Shareholder

On Thursday 6 November 2003, Foster's announced its intention to buy back $700 million to $900 million worth of Shares through an off-market buy-back tender process (the Buy-Back).

As outlined at the Annual General Meeting in late October, while your Board and Management remain committed to growing the business through merger and acquisition activity, given the current absence of a strategically aligned, financially compelling investment opportunity, and with reference to market conditions, we believe that the use of excess funds for a buy-back is a responsible and efficient way to maintain a strong balance sheet and increase returns to Shareholders.

The recent conversion to Foster's ordinary shares of 89.3% of its US$400 million exchangeable bonds, issued in October 2000, and the sale of the Company's Australian Leisure and Hospitality division (ALH) for net proceeds of approximately $1,350 million, has resulted in Foster's holding excess capital on its balance sheet.

As a result, Foster's has judged that implementing a buy-back is the fastest and most efficient way to return this excess capital to Shareholders. The Buy-Back is also expected to enhance earnings per share.

The Buy-Back is open to all Foster's Shareholders who were registered Shareholders as at Monday 17 November 2003 and participation is entirely optional. No brokerage is payable by Shareholders who choose to participate in the Buy-Back.

The Buy-Back has been designed to ensure that all participants receive the same price for any Shares they sell in the Buy-Back. You have complete discretion as to whether you participate in the Buy-Back, the number of Shares, if any, you wish to tender and the prices at which you tender those Shares within the stated range.

The Buy-Back Price for any Shares bought back will comprise a capital amount of $1.81 per Share, with the balance of the Buy-Back Price being treated as a fully franked dividend.

If you do decide to participate, you may tender to sell some or all of your Foster's Shares:

- at specified prices in the range of $4.00 to $4.90 per Share (in other words you choose the price at which you wish to sell your Shares); or
- as a Final Price Tender, being the price within the range $4.00 to $4.90 that is determined by the Company as the Buy-Back Price. In other words, you choose to sell at the price determined by the Company having regard to the Tenders lodged by other Shareholders.

The Buy-Back Price will be the lowest specified price in the range of $4.00 to $4.90 per Share that will allow Foster's to purchase the number of Shares it determines to buy back. If the price at which you have chosen to sell some or all of your Shares is higher than the Buy-Back Price, those Shares will not be bought back.

If the total number of Shares tendered at or below the Buy-Back Price (including under Final Price Tenders) is greater than the number of Shares which Foster's wants to buy back, Foster's will scale back Tenders.

The Company intends to buy back $700 million to $900 million worth of Shares (approximately 6.5% to 8.5% of issued capital dependent on the Buy-Back Price) under the Buy-Back, but it may choose to buy back a lower value of Shares or no Shares at all. The actual number of Shares bought back will be determined by the Company having regard to the Tenders lodged by Shareholders and market conditions. The Company will only buy back Shares at a price it believes is in the best interests of all Shareholders, including those who choose not to participate in the Buy-Back.

If you wish to submit a Tender, you must ensure that your completed and signed Tender Form is received by the Registry or, if you are CHESS sponsored, your broker processes your Tender, no later than 5pm Melbourne time on Friday 19 December 2003.

I encourage you to read this document carefully. If you are in any doubt as to the action you should take or the implications for your own financial circumstances, you should contact your financial, taxation or other adviser.

Yours faithfully



Frank J Swan
Chairman

1. Details of the Buy-Back and the Tender Process

This booklet invites you to tender your Shares to Foster's in the Buy-Back. It sets out the terms of the Buy-Back and other information to assist you in making a decision whether to participate in the Buy-Back.

1.1 What is a buy-back?

A buy-back occurs where a company buys back its own shares. The shares bought back are cancelled, reducing the number of shares the company has on issue.

Foster's is conducting its Buy-Back by way of a tender process. Under the tender process, all Eligible Shareholders will be able to submit offers to sell their Shares to Foster's ('Tenders') at specified prices from $4.00 to $4.90 or as a Final Price Tender (see section 1.15).

1.2 Why is Foster's implementing a buy-back?

Foster's has decided to implement the Buy-Back to return excess capital to Shareholders following the conversion to Foster's ordinary shares of 89.3% of its US$400 million exchangeable bonds, issued in October 2000, and the sale of the Company's Australian Leisure and Hospitality division (ALH) for net proceeds of approximately $1,350 million. The Buy-Back will enable the Company to maintain a more efficient capital structure.

The Buy-Back is being undertaken as part of the Board's program of capital management and reflects Foster's sound financial position. Foster's strong cash flows and balance sheet enable it to pursue a range of new capital investments and expansion opportunities at the same time as increasing returns to Shareholders through significant capital management initiatives. The Directors believe that the Buy-Back is in the best interests of Shareholders, whether or not they choose to participate. However, Foster's is not making any recommendation or providing any advice in relation to the value of its Shares, nor as to whether, or how, you should tender your Shares in the Buy-Back.

1.3 What are the advantages of a buy-back conducted by a tender process?

The advantages of the tender process include the following:

- participation in the Buy-Back is optional. You are able to:
  - Choose whether to tender your Shares in the Buy-Back;
  - Choose how many (if any) Shares to tender; and
  - Choose at what price (of the specified range of prices) you tender your Shares;
- all Eligible Shareholders have an equal opportunity to participate in the Buy-Back;
- if the Buy-Back Price is higher than the price at which you tender any Shares you will receive the Buy-Back Price for each Share bought back;
- Shareholders who sell into the Buy-Back do not have to pay brokerage; and
- the Buy-Back will enable Foster's to implement a more efficient capital structure.

1.4 Am I eligible to participate in the Buy-Back?

You are eligible to participate in the Buy-Back if Shares are registered in your name on Monday 17 November 2003 and, in accordance with the SCH Business Rules, the Shares confer an entitlement to receive an Invitation. The holders of Restricted Employee Shares, however, will not be eligible to participate in respect of those Shares. Shares acquired on ASX on or after Tuesday 11 November 2003 do not confer an entitlement to participate in the Buy-Back.

The maximum number of Shares you are entitled to tender in the Buy-Back is set out on the personalised Tender Form accompanying this booklet.

1.5 Do I have to participate in the Buy-Back?

No. If you do not want to sell any of your Shares, you do not need to take any action. If you do nothing, the number of Shares you hold will not change as a result of the Buy-Back. However, as Foster's will cancel any Shares bought back, your proportional shareholding in the Company will increase if you do not participate in the Buy-Back.

1.6 What price will Foster's pay to buy back my Shares?

At the end of the Tender Period, the Company and its advisers will consider the Tenders and determine the Buy-Back Price.

The Buy-Back Price will be the lowest specified price in the range of $4.00 to $4.90 per Share that will allow the Company to purchase the number of Shares it determines to buy back. The top of the range represents a 7.2% premium and the bottom of the range, a 12.5% discount to Foster's closing price on Wednesday 5 November 2003 (the last trading day prior to announcement of the Buy-Back). The Company intends to announce the Buy-Back Price to the ASX by no later than Tuesday 23 December 2003.

All successful tenderers will be paid the Buy-Back Price for their Shares which are bought back (even if they tendered Shares at prices below the Buy-Back Price). If the price at which you have chosen to sell some or all of your Shares is higher than the Buy-Back Price then those Shares will not be bought back.

If you wish to increase the likelihood that your Shares will be bought back, you should submit a 'Final Price Tender'. If you submit a Final Price Tender, you are willing to sell your Shares at the Buy-Back Price, whatever it is determined to be under the tender process. The Buy-Back Price could be as low as $4.00 or as high as $4.90 per Share. Final Price Tenders are designed to make it easier for retail shareholders to successfully participate in the Buy-Back. Final Price Tenders will only be scaled back if the Buy-Back Price is $4.00 (the lowest price in the range) and if the total number of Shares tendered at the lowest price in the range and as Final Price Tenders is more than Foster's determines to buy back.

1.7 How will I know what the Buy-Back Price is?

Foster's intends to announce the Buy-Back Price to the ASX as soon as possible after the Buy-Back is completed, but no later than Tuesday 23 December 2003.

1.8 How many Shares will Foster's buy back?

Foster's currently intends to buy back $700 million to $900 million worth of Shares (approximately 6.5% to 8.5% of issued Shares dependent on the Buy-Back Price). However, the Company may, in its complete discretion, choose to buy back a significantly lower amount or no Shares at all, depending on the tenders lodged by Shareholders and market conditions.

Under the Corporations Act, Foster's has discretion to buy back any number of Shares up to a maximum of 10% of the smallest number of Shares it has had on issue over the 12 months preceding the Buy-Back. This means that the combined total of Shares that Foster's may buy back through its on and off-market buy back activities (including this Buy-Back) will not exceed 204.9 million Shares without shareholder approval. Accordingly, after adjusting for the 14.7 million Shares bought back in its on-market buy-back up to Monday 3 November 2003, the maximum number of Shares Foster's can repurchase in this Buy-Back is 190.2 million Shares.

1.9 Will all the Shares I tender be bought back?

Whether all or any of the Shares you tender will be bought back by Foster's will depend on the price at which you offer to sell your Shares and the size and price of Tenders lodged by you and other Shareholders. Successful Tenders and the scale back process will be determined as follows:

Determination of successful Tenders

If you tender your Shares at a price above the Buy-Back Price, your Tender will be rejected and your Shares will not be bought back.

If you tender your Shares at or below the Buy-Back Price or as a Final Price Tender, your Tender will be successful and your Shares will be bought back, subject to any scale back.

Scale back

If the total number of Shares tendered at or below the Buy-Back Price (including under Final Price Tenders) is greater than the number of Shares which Foster's wants to buy back, Foster's will scale back Tenders as follows:

1. Details of the Buy-Back and the Tender Process (continued)

If the Buy-Back Price is above the lowest price in the range (i.e. it is above $4.00) then:

- Tenders of Shares below the Buy-Back Price will be accepted in full;
- Final Price Tenders will be accepted in full;
- Tenders of Shares above the Buy-Back Price will be rejected; and
- Shares tendered at the Buy-Back Price will be scaled back on a pro-rata basis so that Foster's is able to repurchase the number of Shares it determines to buy back (provided that any Shareholder who tenders all of their Shares at or below the Buy-Back Price, including as Final Price Tenders, and who would have a Small Holding (500 or less Shares) as a result of the scale back will have all of the Shares they tendered bought back in full).

If the Buy-Back Price is the lowest price in the range ($4.00) then:

- Tenders of Shares above $4.00 will be rejected; and
- Tenders of Shares at $4.00 and as Final Price Tenders will be scaled back on a pro-rata basis so that Foster's is able to repurchase the number of Shares it determines to buy back (provided that any Shareholder who tenders all of their Shares at $4.00 or as Final Price Tenders and who would have a Small Holding (500 or less Shares) as a result of the scale back will have all of the Shares they tendered bought back in full).

As Restricted Employee Shares do not confer an entitlement to tender, those Shares will also be disregarded in determining whether a Shareholder has tendered all of their Shares and whether a Small Holding would arise.

Foster's expects to be able to announce details of any scale back no later than Tuesday 23 December 2003.

Example 1

As an illustration of the tender and scale back process, assume the Buy-Back Price is determined to be $4.50[1] and three Shareholders submit Tenders as follows:

	Tendered Price	No. of Shares	Outcome
Shareholder 1	$4.80	1,000	Not successful, no Shares bought back
Shareholder 2	$4.50	800	Successful, 800 Shares would be bought back at $4.50 subject to any scale back
	$4.30	200	Successful, all 200 Shares would be bought back at $4.50
Shareholder 3	Final Price Tender	1,000	Successful, all 1,000 Shares would be bought back at $4.50

The outcome of the tender for each Shareholder would be as follows:

Shareholder 1 was not successful because their Tender Price was above the Buy-Back Price. Only Tenders submitted 'at' or 'below' the Buy-Back Price will be accepted.

Shareholder 2 tendered 800 Shares at $4.50 and 200 Shares at $4.30. Both Tenders would be successful. However, the Tender submitted at $4.50 would be subject to any scale back that is required, as $4.50 is the Buy-Back Price. If a scale back is required, the number of Shares bought back from Shareholder 2 under the Tender submitted at $4.50 would be less than 800 Shares (unless, after applying the scale back and assuming that Shareholder 2 had tendered all their Shares, they would have a shareholding of 500 Shares or less in which case all Shares tendered by Shareholder 2 at $4.50 would be bought back).

Shareholder 3 tendered their Shares as a Final Price Tender and would not be subject to scale back as the Buy-Back Price was above $4.00.

[1] 4.50 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.6 on page 5 for an explanation of how the actual Buy-Back Price will be determined.

Example 2

As an illustration of the scale back process, assume the Buy-Back Price was $4.50[1], the Company determines to buy back $800 million of Shares, and the following Tenders were received:

	Prices at which Shares are Tendered	Value of Shares Tendered (at Buy-Back Price)	Total Value of Shares Tendered	
Final Price Tenders and Tenders 'below' the Buy-Back Price	Final Price Tender	$350m	= $597m	= $1000m > $800m (so scale back applies)
	$4.00	$200m		
	$4.30	$47m	+	
Tenders 'at' the Buy-Back Price	(Buy-Back Price) $4.50	$403m	$403m	
Tenders 'above' the Buy-Back Price	$4.70	$70m		
	$4.80	$75m		
	$4.90	$40m		

The value of Tenders received 'at and 'below' the Buy-Back Price (including Final Price Tenders) is greater than the maximum amount of capital which is intended to be bought back, therefore scale back applies:

	Amount Bought Back
Tenders 'below' the Buy-Back Price and Final Price Tenders are accepted in full	$597m
Tenders 'at' the Buy-Back Price (other than those which would result in Small Holdings) are scaled back by 50% so that no more than $800m is bought back in total	$200m (of $400m tendered at $4.50)
(and $3m acquisition of Small Holdings resulting from 50% scale back may be made)	$3m (Small Holdings)
Total	$800m

All Tenders 'above' the Buy-Back Price are rejected.

For example, in the above circumstances, a Shareholder tendering 5,000 Shares at the Buy-Back Price of $4.50 would have 2,500 Shares bought back (5,000 x $200m/$400m), or in other words the Tender would be scaled back by 50%.

Also, as illustrated above, the percentage scale back will be calculated in conjunction with determining the cost of buying back the Small Holdings which would otherwise result from the scale back.

The details of any scale back will be announced after the close of the Buy-Back. Foster's expects to make this announcement no later than Tuesday 23 December 2003. Note that when the scale back is calculated all fractions will be rounded down to the nearest Share.

[1] 4.50 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.6 on page 5 for an explanation of how the actual Buy-Back Price will be determined.

1.10 How will any scale back affect Shareholders who have relatively small shareholdings?

The scale back mechanism will not apply to a Shareholder who tenders **all** of their Shares at or below the Buy-Back Price or as a Final Price Tender, and who would have a Small Holding (500 or less Shares) as a result of the scale back.

If you want to reduce the likelihood of any scale back applying to your Tender, you should submit a Final Price Tender. Final Price Tenders will only be scaled back if the Buy-Back Price is $4.00 (the lowest price in the range) and if the total number of Shares tendered at the lowest price in the range and as Final Price Tenders is more than Foster's determines to buy back.

1.11 Shareholders with 500 Shares or less

If you hold 500 Shares or less, you may only lodge one Tender for all of the Shares you want to tender. Your Tender must be either at one of the specified prices or as a Final Price Tender. You cannot split your shareholding and tender different parcels of your Shares at different prices.

1. Details of the Buy-Back and the Tender Process (continued)

1.12 How long will the Buy-Back be open?

The Buy-Back will be open from Tuesday 25 November 2003 to Friday 19 December 2003. Shareholders may only lodge Tenders within this period. Tenders must be received by the Registry no later than 5pm Melbourne time on Friday 19 December 2003 to ensure they qualify for participation in the Buy-Back. Foster's may extend this period, but does not expect to do so. If the Tender Period is extended, the new closing date will be announced to ASX and published in a national newspaper.

1.13 How does the Buy-Back compare to selling my Shares on ASX?

You may be able to sell your Shares for a higher price on ASX. However, depending on your particular circumstances, the Australian taxation implications of selling your Shares on ASX may be different to those which apply to the Buy-Back (see section 2 for more details). Also, you would have to pay brokerage if you sell your Shares on ASX. You do not have to pay brokerage if you sell your Shares in the Buy-Back.

The market price of Foster's Shares on ASX may be, or may move, higher than the Buy-Back Price during the Tender Period. It may also vary significantly in the future. By making the Invitation and in setting the Buy-Back Price range, Foster's is not making any recommendation or giving any advice on the value of its Shares, or whether (or how) you should sell your Shares.

Before you decide what to do with your Shares, we strongly recommend you seek your own professional advice (including taxation advice).

1.14 How have Foster's Shares performed over recent times?

The closing price of Foster's Shares on ASX on Wednesday 5 November 2003, being the last trading day before the Company announced details of the Buy-Back, was $4.57.

The highest and lowest market sale prices of Foster's Shares during each of the preceding four months prior to the announcement of the Buy-Back were as follows:

	Low Price	High Price
July 2003	$4.13	$4.45
August 2003	$4.37	$4.60
September 2003	$4.37	$4.54
October 2003	$4.41	$4.61

A graph indicating the Share price performance of Foster's over the period from 3 January 2002 to 5 November 2003 is set out opposite.

Foster's Daily Closing Share Price from 3 January 2002 to 5 November 2003



$5.20
$5.00
$4.80
$4.60
$4.40
$4.20
$4.00
$3.80
$4.90 (top of the Tender Price range)
$4.57 (last recorded sale price on 5 November 2003)
$4.00 (bottom of the Tender Price range)
Jan 2002
Apr 2002
Jul 2002
Oct 2002
Jan 2003
Apr 2003
Jul 2003
Oct 2003

1.15 How do I participate in the Buy-Back?

Step 1 – Decide how many Shares you wish to sell

To participate in the Buy-Back, you first need to consider how many Shares you wish to sell.

The personalised Tender Form accompanying this booklet sets out the maximum number of Shares you can tender into the Buy-Back. You may tender any number of Shares up to this maximum number. You should not, before the Buy-Back Date, sell or offer to sell to others the Shares you have offered to sell to Foster's, unless you first withdraw or amend your Tender (see section 1.16).

Step 2 – Decide at what price you are willing to sell

Once you have determined the number of Shares you wish to sell, you need to indicate the price, or prices, at which you are willing to sell these Shares.

If you hold 500 Shares or less, you may tender some or all of your Shares, BUT you may only lodge **one** Tender, for all the Shares being tendered either:

a) at one of the specified prices (from $4.00 to $4.90 per Share as set out on the Tender Form); or
b) as a Final Price Tender (as explained in section 1.6).

You cannot split your holding and tender different parcels of your Shares at different Tender Prices if you hold 500 Shares or less.

If you hold more than 500 Shares, you may tender the Shares you wish to sell (which may be some or all of your shareholding):

a) at one of the specified prices (from $4.00 to $4.90 per Share set out on the Tender Form); or
b) as a Final Price Tender (as explained in section 1.6).

If you hold more than 500 Shares you may also submit Tenders for different parcels of Shares you wish to sell at different Tender Prices. For example, you may tender one third of the Shares you wish to sell at a specified price of $4.80, one third at a specified price of $4.60 and one third as a Final Price Tender. However, you may not tender the same Shares at different Tender Prices. Each parcel of Shares tendered at a different Tender Price is a separate Tender.

You should note that if you submit a Tender, there is no obligation on the Company to accept your Tender and therefore there is no guarantee that your Shares will be bought back by the Company. As explained in section 1.9, whether a Tender is successful will depend upon the price(s) at which you offer to sell your Shares and the size and price of Tenders lodged by you and other Shareholders. Any Shares you tender at prices above the Buy-Back Price will not be bought back. By submitting a Final Price Tender, however, you will ensure that at least some of your Shares will be bought back, unless Foster's chooses at its election not to buy back any Shares.

Step 3 – Submit your Tender(s)

The way you complete Step 3 will depend on the type of shareholding you have. This will be specified on your Tender Form.

a) Issuer Sponsored Holdings

To make a valid Tender you must:

- specify on your Tender Form the precise number of Shares which you wish to tender to Foster's opposite the price at which you wish to tender those Shares;
- complete and sign your Tender Form; and
- send or hand deliver your completed Tender Form to make sure it will be received no later than 5pm Melbourne time on Friday 19 December 2003 at:

If sending by mail

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne VIC 8060

OR if hand delivering

Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne VIC 3000

You can use the enclosed reply-paid envelope if you are posting in Australia. Please note that if you are returning your Tender Form by post, your Tender will not be accepted by Foster's unless it is actually received at either of the above addresses by 5pm Melbourne time on Friday 19 December 2003. You should allow sufficient time for this to occur.

b) CHESS Holdings

If you have a CHESS Holding, once you have determined the number of Shares you wish to sell and your Tender Price(s), you will need to instruct your controlling participant (normally your broker) in sufficient time for your controlling participant to process your Tender no later than 5pm Melbourne time on Friday 19 December 2003.

Your controlling participant may require you to forward your Tender Form to them to confirm your Tender.

You should not send your Tender Form to the Foster's Share Registry.

If you are a CHESS sponsored holder, you can expect to receive written confirmation from CHESS of the Tenders made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Foster's of any Tender.

1.16 Can I withdraw or amend my Tender?

Once you have submitted a Tender, you may only withdraw or amend your Tender by following the procedures set out below.

(a) Issuer Sponsored Holdings

Withdrawal of Tenders

You may withdraw your Tender by ticking the 'Withdrawal Box' in Box B of the Withdrawal/Amendment Form at the back of this booklet, completing your Shareholder details, signing the form and sending it to the Registry at the address specified above in section 1.15 and on the Withdrawal/Amendment Form so that **it is received no later than 5pm Melbourne time on Friday 19 December 2003. You may not withdraw your Tender after this time.**

Amendment of Tenders

If you wish to change the terms of your Tender, you must tick the 'Amendment Box' in Box B of the Withdrawal/Amendment Form at the back of this booklet, complete your Shareholder details and complete the details of your revised Tender on that form in accordance with the instructions shown on it and send it to the Registry at the address specified in section 1.15 above and on the Withdrawal/Amendment Form.

The effect of submitting a Withdrawal/Amendment Form will be to withdraw your previous Tender in favour of your replacement Tender. On the Withdrawal/Amendment Form you will need to complete the details of your revised Tender as if you had not previously submitted a Tender and ensure the form is received by the Registry no later than 5pm Melbourne time on Friday 19 December 2003.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to contact your controlling participant (your broker) in sufficient time for your controlling participant to process your withdrawal or amendment of your Tender no later than 5pm Melbourne time on Friday 19 December 2003.

The effect of your controlling participant withdrawing or amending your Tender will be to withdraw your previous Tender in favour of your replacement Tender. You will need to give your controlling participant instructions in relation to your replacement Tender as if you had not previously submitted a Tender.

1.17 How can I obtain additional Tender Forms or Withdrawal/Amendment Forms?

If you require any replacement Tender Forms or additional Withdrawal/Amendment Forms, please call the Foster's Buy-Back enquiry line on 1300 134 708 or +61 3 9649 5022.

1.18 How and when will I receive payment for Shares bought back?

If you have an existing direct credit authority for the payment of dividends on your Shares recorded on the Foster's Share Register at 5pm on Friday 19 December 2003, the proceeds of any Shares you sell in the Buy-Back will be credited to your nominated bank account. In all other cases you will be paid the proceeds by cheque in Australian dollars.

Foster's expects to mail cheques or direct credit bank accounts by Tuesday 6 January 2004.

Cheques and direct credit advices will be sent, at your risk, by mail addressed to you at your address as shown on the Register as at 5pm on Friday 19 December 2003. Payment to bank accounts and the dispatch of cheques to this address will be deemed to be satisfaction by Foster's of its obligation for payment in respect of your Shares which are bought back.

1.19 What if I have more than one holding of Shares?

You will receive a personalised Tender Form for each separate holding of Shares (for example, if you hold some Shares in your name and some Shares jointly with your spouse you will receive two Tender Forms). You may tender Shares in the Buy-Back from any or all of your separate holdings provided that you complete the Tender Form and follow the instructions on each Tender Form for each holding you wish to tender.

1.20 What if I hold my Shares jointly with another person?

If you hold your Shares jointly with another person (for example, your spouse) you must complete and return the Tender Form in accordance with instructions for joint holdings on the Tender Form.

1.21 Can I still vote if a general meeting is held during the Tender Period?

Yes. Shareholders who tender their Shares to Foster's will still be entitled to vote (in accordance with the voting rights attached to their Shares) at any general meeting of

1.22 Can I trade my Shares after submitting a Tender?

If you sell Shares after you submit a Tender Form, you must ensure that you hold at least the number of Shares you have tendered at the close of the Tender Period.

If you have submitted a Tender, the number of Shares you have tendered will be removed from your holding and placed in a 'subposition' in Foster's Share Register. You will not be able to deal with those Shares unless those Shares have been released from the subposition. For the Shares to be released from that subposition you must withdraw or amend your Tender in accordance with the procedures set out in section 1.16 of this booklet. Accordingly, if you wish to sell any of the Shares in respect of which you have submitted a Tender, you must withdraw or amend your Tender in accordance with this booklet.

Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell any of your Shares in respect of which you have submitted a Tender. If you sell any Shares after you submit a Tender and as a result, at the Buy-Back Date you do not hold at least the number of Shares you successfully tendered, Foster's may, in its absolute discretion, reject your Tender in its entirety or treat the Tender as if you had tendered the number of Shares held by you at 5pm Melbourne time on the Closing Date (see section 4.11 for further details).

1.23 Shareholders located in the United States

Shareholders located in the United States should be aware that the disclosure requirements regarding the Buy-Back are different from the requirements that would apply if the Buy-Back was for shares of a United States company. Furthermore, because most of Foster's Directors and executive officers reside outside the United States and all or a substantial portion of the assets of these persons and a substantial portion of Foster's assets are located outside the United States, it may not be possible for Shareholders to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

2. Australian Tax Implications for Shareholders

This discussion is intended only as a general summary of the Australian income tax implications of participating in the Buy-Back for Australian resident individuals, Australian resident corporate Shareholders, Australian resident complying superannuation funds and non-resident Shareholders. Foster's has applied for a class ruling from the ATO on certain aspects of this summary. The following comments are consistent with the details that are expected to be confirmed by the ATO when it issues the class ruling.

This summary does not apply to Shareholders who hold Shares on revenue account or to Shareholders who are share traders, banks, insurance companies or participants in the Foster's Long Term Incentive Plan.

This summary is not intended to be legal or tax advice and you should not rely upon it as such. You should obtain your own tax advice on participating in the Buy-Back, specific to your own particular circumstances.

Unless otherwise specified, the tax discussion in this and other sections of the Buy-Back booklet is based on income tax legislation and administrative practice (which may reflect announced but not yet legislated tax reforms) as at Thursday 6 November 2003. Shareholders should note that these laws, the interpretation of them by the Courts, and administrative practice may change at any time, possibly with retrospective effect.

The Buy-Back will constitute an 'off market' buy-back for the purposes of the *Income Tax Assessment Act 1936*. Foster's has obtained preliminary confirmation from the ATO that all of the Buy-Back Price in excess of $1.81 will be treated as a franked distribution, which Foster's will fully frank to 100%.

A Shareholder participating in the Buy-Back will be taken, for Australian capital gains tax purposes, to have disposed of each Share for $1.81 on formation of the Buy-Back Contract on the Buy-Back Date, which is anticipated to be no later than Tuesday 23 December 2003.

2.1 Position of Australian resident individual Shareholders

Income tax – Treatment of franked distribution

An Australian resident individual Shareholder participating in the Buy-Back will be deemed to have received a franked distribution equal to the excess of the Buy-Back Price over $1.81 for each Share bought back. The Shareholder will be required to include in their assessable income, the amount of the franked distribution, grossed up by an amount equal to the company tax attributable to the franked distribution. The gross up amount is calculated by multiplying the amount of the franked distribution by 30/70. Subject to the discussion in section 2.5, the Shareholder will then be entitled to a franking credit equal to the gross up amount. This franking credit may be offset against the total tax payable on the Shareholder's taxable income. If the Shareholder's total tax offsets exceed the amount of income tax otherwise payable, the Shareholder should be entitled to a refund of that excess.

Capital gains tax ('CGT') – Disposal of Shares acquired after 19 September 1985

The Buy-Back will constitute the disposal of an asset for CGT purposes. An Australian resident individual Shareholder participating in the Buy-Back will be deemed to have disposed of each Share for capital proceeds of $1.81. Generally, the Shareholder's CGT cost base for the Shares will be the amount the Shareholder paid to acquire them plus any incidental costs of acquisition such as stamp duty and brokerage, and certain incidental costs of disposal (if any).

A capital gain will arise if the CGT cost base of the Shares disposed under the Buy-Back is less than $1.81 per Share. A capital loss will arise if the CGT 'reduced cost base' of the Shares exceeds $1.81 per Share (although refer to the further discussion on CGT). If a capital loss arises from the Buy-Back, the capital loss can only be used to offset capital gains made by the individual Shareholder. Unused capital losses may be carried forward indefinitely.

A Shareholder who acquired their Shares on or after 11.45am on 21 September 1999 and has held their Shares for 12 months or longer at the time of disposal under the Buy-Back must apply the discount capital gain method in

calculating any capital gain on disposal. Pursuant to this method, the resident individual Shareholder will include in assessable income, only one-half of the realised nominal gain, i.e. one half of the excess of the capital proceeds ($1.81) over the CGT cost base. In applying the discount capital gain method, any prior year or current year capital losses of the Shareholder must be applied against the realised nominal gain before multiplying the resultant gain by one-half.

Where such Shareholders have held their Shares for less than 12 months, any capital gain will be calculated in the ordinary manner without applying any discount. No indexation of CGT cost base will be available to such Shareholders.

A Shareholder who acquired their Shares before 11.45am on 21 September 1999 will have the choice of applying the discount capital gain method described above or, alternatively, may calculate the capital gain as the difference between the capital proceeds ($1.81) and the CGT cost base of the Shares, inflation indexed until 30 September 1999.

The table below shows examples of the amount of tax that resident individuals may pay in relation to Shares that they sell in the Buy-Back. The tax payable on the franked distribution and on the capital gain are calculated separately. Any capital loss arising from the Buy-Back cannot be offset against the franked distribution from the Buy-Back.

	Your Income $6,001–$21,600	Your Income $21,601–$52,000	Your Income $52,001–$62,500	Your Income $62,501+
Marginal Tax Rate[1]	18.5%	31.5%	43.5%	48.5%
Income Tax Consequences	$	$	$	$
Assumed Buy-Back Price[2]	4.50	4.50	4.50	4.50
Less Deemed Capital Proceeds	1.81	1.81	1.81	1.81
Assumed Fully Franked Dividend	2.69	2.69	2.69	2.69
Add: Gross Up for Franking Credits	1.15	1.15	1.15	1.15
Assessable Income	3.84	3.84	3.84	3.84
Tax on that Assessable Income[3]	(0.71)	(1.21)	(1.67)	(1.86)
Add: Franking Credits	1.15	1.15	1.15	1.15
Refund that you Receive/ (Income Tax that you Pay)	0.44	(0.06)	(0.52)	(0.71)
Capital Gains Tax Consequences				
Capital Component of the Buy-Back Price	1.81 1.81 1.81	1.81 1.81 1.81	1.81 1.81 1.81	1.81 1.81 1.81
Assumed CGT Cost Base	3.00 4.00 5.00	3.00 4.00 5.00	3.00 4.00 5.00	3.00 4.00 5.00
Nominal Capital Gain/(Loss) on Disposal[4]	(1.19) (2.19) (3.19)	(1.19) (2.19) (3.19)	(1.19) (2.19) (3.19)	(1.19) (2.19) (3.19)
Discount Capital Gain/(Loss) (50% of the Capital Gain/(Loss))	(0.59) (1.09) (1.59)	(0.59) (1.09) (1.59)	(0.59) (1.09) (1.59)	(0.59) (1.09) (1.59)

[1] The tax rate used includes the Medicare Levy. The precise tax effect of the Medicare Levy depends on the individual's own circumstances. It is assumed for simplicity that the Medicare Levy rate is 1.5%.

[2] $4.50 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.6 for an explanation of how the Buy-Back Price will be determined.

[3] Tax paid is based on the relevant marginal tax rate for the relevant column and assumes that the taxpayer does not move to a higher marginal tax rate as a result of the franked dividend.

[4] Capital losses can only be offset against capital gains.

2.2 Position of Australian resident corporate Shareholders

Income tax – Treatment of franked distribution

An Australian resident corporate Shareholder participating in the Buy-Back will be deemed to have received a franked distribution equal to the excess of the Buy-Back Price over $1.81 for each Share bought back. These Shareholders will be required to include the franked distribution in their assessable income, grossed up by an amount equal to the company tax attributable to the franked distribution. The gross up amount is calculated by multiplying the amount of franked distribution by 30/70. However, subject to the discussion in section 2.5, they will be entitled to a franking credit equal to the tax payable in respect of the dividend. These Shareholders will also be required to credit their franking account for an amount equal to the gross up amount.

Capital gains tax – Disposal of Shares

The Minister for Revenue and Assistant Treasurer issued a press release on 27 September 2002 indicating that further amendments to the imputation provisions to apply from 1 July 2002 would be introduced into Parliament as soon as practicable. However, no amendment was announced in respect of the deemed capital proceeds arising to an Australian resident corporate Shareholder upon the sale of shares under an off-market share buy-back.

Accordingly, under present law, Australian resident corporate Shareholders participating in the Buy-Back will be considered to have capital proceeds from the disposal of their Shares of $1.81 per Share.

Under previous provisions, capital losses incurred by an Australian resident corporate Shareholder were reduced where part of the buy-back consideration was a rebatable dividend. It is possible that legislation will be announced and introduced with a view to perpetuating the effect of these previous provisions.

It should also be noted that an Australian resident corporate Shareholder is not entitled to apply any discount to any capital gains that it might realise.

Accordingly, it is very important that Australian resident corporate Shareholders seek their own independent taxation advice before participating in the Buy-Back.

2.3 Position of Australian Resident Complying Superannuation Funds

Income tax – Treatment of franked distribution

An Australian resident complying superannuation fund participating in the Buy-Back will be deemed to have received a franked distribution equal to the difference between $1.81 and the Buy-Back Price for each Share bought back.

The Shareholder will be required to include in its assessable income the amount of the franked distribution, grossed up by the franking credit on the franked distribution. The gross up amount is calculated by multiplying the amount of the franked distribution by 30/70.

The Shareholder should then be entitled to a tax offset equal to the franking credit. This tax offset may reduce the total tax payable by the Shareholder on its taxable income. If the tax offset exceeds the total tax payable by the Shareholder on their taxable income, the Shareholder may be entitled to a refund of that excess. The tax offset may not be available in certain circumstances. This is discussed in section 2.5.

Capital gains tax – Disposal of Shares

The Buy-Back constitutes the disposal of the Shares for CGT purposes. An Australian resident complying superannuation fund participating in the Buy-Back will be deemed to have disposed of each Share for capital proceeds of $1.81. This is irrespective of the Buy-Back Price. Generally, the CGT cost base for a Share will be the amount the Shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example, stamp duty and brokerage, and certain incidental costs of disposal.

A capital gain for a Share disposed of under the Buy-Back will arise if the capital proceeds of $1.81 exceed the cost base of the Share. If the Share has been held for less than 12 months when Foster's accepts the Tender, the full amount of the gain will be taken into account in determining the assessable income of the fund. If the Share has been held for at least 12 months when Foster's accepts the Tender, and to the extent that the complying superannuation fund does not have capital losses against which to offset the capital gain, only two-thirds of the gain will be taken into account in determining the assessable income of the complying superannuation fund. If the Share was held by the fund at 11.45am on

21 September 1999, the trustees of the complying superannuation fund may choose to claim indexation relief in respect of the capital gain instead of accepting the one-third 'discount'.

A capital loss for a Share disposed of under the Buy-Back will arise if the CGT reduced cost base of the Share exceeds the deemed capital proceeds of $1.81 per Share, irrespective of the Buy-Back Price. No allowance for indexation is made in determining the reduced cost base for the relevant Shares for this purpose.

If a capital loss arises from the Buy-Back, the capital loss can only be used to offset capital gains. Capital losses not used may be carried forward to be used later.

Any capital loss arising from the Buy-Back cannot be offset against the franked distribution and franking credit included in the Shareholder's assessable income.

2.4 Position of non-resident Shareholders

Income tax

As the franked distribution arising on the Buy-Back will be fully franked, a non-resident Shareholder will not be liable to Australian withholding tax on any part of the Buy-Back Price.

Capital gains tax

Where a non-resident Shareholder and/or its associates have at all times in the preceding five years held less than 10% of the issued Shares of Foster's (by value), no capital gain or loss should arise from that non-resident participating in the Buy-Back.

2.5 Franking credits and the 45 day rule

Shareholders participating in the Buy-Back should be aware of a number of features of Australia's taxation laws, which are designed to discourage trading in franking credits. Where these features apply, a Shareholder may be denied the benefit of franking credits attaching to the franked distribution arising on the Buy-Back.

Foster's expects that the class ruling to be issued by the ATO will confirm that the terms of the Buy-Back will not give rise to a determination to deny Shareholders the benefit of franking credits attaching to the franked distribution arising under the Buy-Back pursuant to either the franking credit anti-streaming or the franking credit general anti-avoidance provisions.

However, Shareholders should also have regard to the operation of the holding period rules ('the 45 day rule' and 'the related payments rule') in relation to their participation in the Buy-Back. Broadly, these rules require a Shareholder in certain circumstances to have held their Shares at risk for a specified period in order to qualify for the benefit of franking credits and tax offsets in relation to franked distributions paid on those Shares as part of the Buy-Back Price.

In particular, the 45 day rule requires that, in order to qualify for the benefit of franking credits and tax offsets to franked distributions paid on those Shares, Shareholders must hold the Shares at risk for a period of at least 45 days (excluding the days of acquisition and disposal) within a period beginning on the date those Shares were acquired and ending 45 days after the day on which Shares become ex-dividend.

The 45 day rule is complex, but generally speaking, a Shareholder who acquired their Shares on or after Thursday 6 November 2003 would fail the 45 day rule. This is on the basis that the determination of the Buy-Back Price (including any scale back) will occur on Sunday 21 December 2003. In that case, Shareholders whose Shares are bought back will hold their Shares at risk until Sunday 21 December 2003, upon which date the Shares will no longer be at risk.

The 45 day rule also works on a last-in-first-out basis so that a Shareholder will be deemed to have disposed under the Buy-Back their most recently acquired Shares for the purpose of applying the 45 day rule. Thus, as a general rule, if the most recently acquired Shares were acquired on or after 6 November 2003, the Shareholder may not qualify for the franking credits attaching to dividends paid on some or all of the Shares sold into the Buy-Back.

It should be noted that if the Buy-Back allocations occur on a day other than Sunday 21 December 2003, the date by which Shareholders must have acquired the relevant Shares in order to satisfy the 45 day rule will alter. Whilst Foster's expects that the Buy-Back Price (including any scaleback) will be determined on Sunday 21 December 2003, it is possible that unforeseen circumstances could result in the determination occurring on a different date.

Shareholders who are individuals and whose total franking credit entitlement for the income year does not exceed $5,000 are not subject to the 45 day rule (provided they satisfy the related payments rule).

Where a 'related payment' is made by a Shareholder, or by an associate of the Shareholder, in relation to the franked distribution arising on the Buy-Back, the Shareholder will only be entitled to the franking credit where the Shares have been held at risk for a specified period. The terms of the Buy-Back do not provide for the making of any such 'related payment'.

Where the Shareholder does not qualify for the benefit of the franking credits attached to the franked distribution paid on the Shares, then the franking credit is not included in the assessable income of the Shareholder.

Shareholders should seek advice in relation to the implications of the holding period rules for their participation in the Buy-Back in light of their specific circumstances.

2.6 Tax reform

A simplified imputation system was introduced in Australia with effect from 1 July 2002. However, the relevant legislation is being introduced by instalments, and that process had not been completed as at the date when this summary was prepared. On 27 September 2002, the Minister for Revenue and Assistant Treasurer announced a list of further amendments to be introduced, applicable from 1 July 2002. Since those amendments had not all been introduced at the date when this summary was prepared, there remains some uncertainty regarding the precise nature of the amendments. In these circumstances, it is all the more advisable that Shareholders should seek specific advice concerning their taxation positions.

3. Effect of the Buy-Back on Foster's

The table below sets out Foster's Consolidated Balance Sheet Information as at 30 June 2003 with unaudited pro-forma adjustments for the conversion of 89.3% of the Company's US$400 million exchangeable bonds in October 2003, the on-market buy-back of 14.7 million Shares conducted from 15 October 2003 to Monday 3 November 2003, the estimated net proceeds from the sale of ALH and the Buy-Back assuming a total of $900 million of Shares are repurchased in the Buy-Back.

3.1 How will the Buy-Back be funded?

The Buy-Back will be funded from the proceeds from the sale of ALH. The maximum amount Foster's will pay out under the Buy-Back is approximately $900 million.

Following the Buy-Back Foster's will retain a strong balance sheet and the Company's business will continue to have a strong platform for organic growth. The Buy-Back will not hinder Foster's ability to discharge its indebtedness or to conduct and grow its business.

The Board believes that after the Buy-Back the Company will remain strongly capitalised.

Unaudited Pro-Forma Balance Sheet Information as at 30 June 2003

		Unaudited Pro-Forma Adjustments[1]					
	Reported as at 30 June 2003 $m	Conversion of exchangeable bonds $m	Sale of ALH $m	On-market Buy-Back $m	Off-market Buy-Back[2] $m	Total unaudited pro-forma adjustments $m	Pro-forma unaudited balances as at 30 June 2003 $m
Debt							
Gross Debt	3,005.2	(531.2)				(531.2)	2,474.0
Cash	(357.6)		(1,350.0)	66.4	900.0	(383.6)	(741.2)
Net Debt	2,647.6	(531.2)	(1,350.0)	66.4	900.0	(914.8)	1,732.8
Shareholders' Equity							
Total Shareholders' Equity	4,493.1	531.2	559.7	(66.4)	(900.0)	124.5	4,617.6
Gross debt to capitalisation[3]	40.1%						34.9%
Net debt to capitalisation[4]	37.1%						27.3%

[1] Pro-forma unaudited adjustments since Foster's 30 June 2003 balance date include the estimated financial impact of the conversion of US$357 million exchangeable bonds, the on-market buy-back of $66.4 million of Shares (excluding transaction costs) and estimated net proceeds and profit from the sale of ALH.

[2] Pro-forma unaudited calculations assume $900 million of Shares are repurchased in the Buy-Back. Of the total Buy-Back Price as determined in the Buy-Back, $1.81 per Share will be debited to contributed equity and the balance of the per Share Buy-Back Price will be debited to retained profits. Transaction costs of the off-market Buy-Back have been excluded.

[3] Based on gross debt as a percentage of gross debt plus shareholders' equity.

[4] Based on net debt as a percentage of net debt plus shareholders' equity.

3.2 Impact of the Buy-Back on key financial indicators

The Board and management continuously review Foster's capital structure and its target parameters to achieve an appropriate balance between deployment of capital in existing businesses and strategic investments, and distribution of surplus capital to Shareholders. It aims to ensure Foster's maintains an efficient but prudent capital structure. Following the Buy-Back, Foster's expects to remain within its target parameters for gearing and interest cover.

The amount of franking credits that Foster's will utilise under the Buy-Back will not be known until the Buy-Back Price and the total size of the Buy-Back is determined. In any event, Foster's expects to be able to continue to fully frank its dividends for the foreseeable future.

3.3 What effect will the Buy-Back have on the Company's issued Shares?

As at 5 November 2003, Foster's had approximately 2,202 million Shares on issue. The table below sets out the number and value of Shares and the percentage of total issued Shares which would be bought back at different Buy-Back Prices, assuming that Foster's repurchases the maximum number of Shares it is able to buy back at each specified price in the range (190.2 million Shares – see section 4.1) up to the maximum dollar value of Shares Foster's has indicated it may buy back ($900 million). All Shares that Foster's buys back will be cancelled.

Specified Buy-Back Prices	Value of Shares Bought Back $ million	Number of Shares Bought Back (million)	% of Total Issued Shares
$4.00[1]	761.0	190.2	8.6%
$4.10[1]	780.0	190.2	8.6%
$4.20[1]	799.0	190.2	8.6%
$4.30[1]	818.1	190.2	8.6%
$4.40[1]	837.1	190.2	8.6%
$4.50[1]	856.1	190.2	8.6%
$4.60[1]	874.9	190.2	8.6%
$4.70[1]	893.9	190.2	8.6%
$4.80	900.0	187.5	8.5%
$4.90	900.0	183.7	8.3%

[1] Foster's will not repurchase more than 190.2 million Shares in aggregate at these prices, being the maximum number of Shares it is permitted to buy back without Shareholder approval (see section 4.1).

3.4 What effect will the Buy-Back have on liquidity?

The Buy-Back is not expected to have a material effect on liquidity in Foster's Shares. Also, having regard to the Company's widely held shareholding, the Buy-Back is not expected to have any change of control implications for Foster's.

3.5 Outlook

The Board and management team continues to believe that the Foster's premium branded beverage business model provides the basis to generate quality earnings growth and shareholder value.

Foster's is a major international consumer focused organisation with a portfolio of premium branded products, strong brand management capabilities, a focus on fulfilling consumer and customer needs and highly efficient distribution conduits to market.

The Company is financially strong with the combination of beer, which generates robust single digit earnings growth, high returns and strong cash flows and wine, with its strong margins and growth prospects. While Foster's is currently experiencing some short-term challenges in its premium wine business, which it believes are cyclical not structural, demographic factors and consumer trends in beverage consumption reinforce Foster's confidence that premium wine will continue to deliver high value growth.

Foster's combination of businesses together with its absolute focus on premium brands is what differentiates the group from many other players in the global beverage sector.

Continued earnings momentum in domestic beer has served to offset the difficult trading conditions in North American Wine, where competition remains intense associated with the availability of extreme value wines. Foster's has not as yet seen any noticeable recovery in this market and the factors adversely affecting second half financial year 2003 margins, namely product mix, higher cost of goods and increased promotional expenditure, have influenced performance in the first months of financial year 2004.

Consequently Foster's expectation remains of an easing in margins for its North American Wine business on a financial year 2004 full year basis. This easing in margins is expected to be more pronounced in the first half owing to the strong comparative period in financial year 2003.

Foster's, however, is benefiting from lower interest expense due to reduced debt levels and provided markets remain constant, it is expected that normalised earnings for the continuing business (excluding ALH) at the half year will be in line with that for the first half of 2003.

For recent financial information, the 2003 Annual Report is available on Foster's website www.fostersgroup.com.

4. Additional Information on the Buy-Back

4.1 Size of the Buy-Back

Foster's currently intends to buy back $700 million to $900 million worth of Shares under the Buy-Back. Under the Corporations Act, the maximum number of Shares Foster's can buy back under the Buy-Back without shareholder approval is approximately 190.2 million Shares (being 10% of the smallest number of votes attaching to voting shares on issue at any time during the 12 months prior to Wednesday 1 October 2003, less the 14.7 million Shares bought back up to Monday 3 November 2003 in the on-market Buy-Back announced by Foster's on 1 October 2003). However, Foster's reserves the right, in its absolute discretion, to buy back a lesser number or value of its Shares including choosing not to buy back any Shares.

Depending on the total number of Shares which are tendered in the Buy-Back by all Shareholders, and the prices at which those Shares are tendered, Foster's may not accept your Tender to buy back all of the Shares you tender. The number of Shares the Company may buy back will be determined at the Company's sole discretion having regard to the Tenders lodged by Shareholders and market conditions.

4.2 Restrictions on Tender acceptances

Foster's will not accept any Tender which it may not lawfully accept or which, if accepted, would give rise to an illegal or unenforceable Buy-Back Contract or a Buy-Back Contract which Foster's cannot otherwise lawfully perform.

This Invitation is not made to persons to whom the Invitation may not lawfully be made, or to persons whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident. Without limiting the rights that Foster's otherwise has in relation to Tenders, a Tender submitted by such a person will not be accepted by Foster's.

4.3 Shareholders with more than one holding of Shares

You will receive a personalised Tender Form for each separate holding of Shares (for example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms). You may tender Shares in the Buy-Back from any or all of your separate holdings provided that you complete the Tender Form and follow the instructions on each Tender Form for each holding you wish to tender.

4.4 Joint Shareholders

If you hold your Shares jointly with another person (for example, your spouse) you must complete and return the Tender Form in accordance with instructions for joint holdings on the Tender Form.

4.5 Shares held by trustees and nominees

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back and then aggregate all offers to sell Shares received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Tender Form on behalf of all beneficial owners.

Any scale back that applies to Shares tendered by trustees or nominees will be performed on a registered Shareholder basis.

4.6 Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as OCH collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements or that loan documentation.

4.7 Shareholders who receive a pension or allowance

Whether your participation in the Buy-Back will affect your pensions or allowances (or those of your dependents) will depend upon the value of the Shares that you successfully tender, and on the level of your other income and assets. It is possible that your pension or allowance payments may not be affected at all because the social security income and assets tests allow you to have income and assets up to certain amounts without any reduction in payment. It will depend upon your particular circumstances. If you are in any doubt as to the action you should take, you should consult your legal, financial or other professional adviser immediately.

4.8 Restrictions on the payment of Buy-Back proceeds

Foster's will pay the proceeds of the Buy-Back to successful tenderers unless it is prohibited from doing so.

4.9 Rights under this Invitation cannot be transferred

You cannot transfer your rights under this Invitation. Those rights are personal to you.

4.10 What is the effect of submitting a Tender?

A Tender constitutes an offer to sell the tendered Shares to Foster's on the terms and conditions of this Invitation and the Tender. A Tender does not, of itself, constitute a binding contract for the sale of those of your Shares which you have offered to sell and cannot be enforced against Foster's unless and only to the extent that it is accepted by Foster's. Foster's acceptance of a Tender under the Invitation constitutes a binding agreement between you and Foster's on the terms and conditions of this Invitation and the Tender.

By tendering your Shares into the Buy-Back, you irrevocably and unconditionally:

- Offer to sell to Foster's on the Buy-Back Date the number of Shares nominated for sale in your Tender Form, adjusted in accordance with the terms and conditions set out in this Invitation and the Tender Form;
- Agree that Foster's announcement on the Buy-Back Date is effective notice or communication of Foster's acceptance of those of your Tenders which are submitted at or below the Buy-Back Price or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) and which are submitted in accordance with the Buy-Back Documents (or treated by Foster's as being so submitted) and which are not rejected by Foster's, and Foster's rejection of any of your Tenders above the Buy-Back Price. You waive any requirement to receive any other notice or communication from Foster's of its acceptance or rejection of any Tender submitted by you;
- Warrant to Foster's that at any time you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares which you have tendered and that they are lawfully tendered and free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;
- Authorise the Company (or its officers or agents) to correct any error in or omission from your Tender Form or Withdrawal/Amendment Form, and to insert any missing details;
- Agree not to sell Shares to any other person if, as a result, you will at any time following your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered under this Invitation;
- Agree that damages is not an adequate remedy for breach of the obligations set out above. If you sell Shares in breach of this clause, you will be deemed to have appointed Foster's or its agent as your attorney to purchase Shares in your name and at your expense to satisfy your obligations under the Buy-Back and you will indemnify Foster's for all costs incurred by it in connection with any such purchase;
- Agree that if you breach any of these covenants, undertakings, agreements or warranties you will indemnify the Company for all its costs arising from the breach; and
- Foster's decision to accept your Tender is conditional upon you complying with the covenants, undertakings, agreements, warranties and authorisations set out above. You will be taken to have tendered your nominated Shares in the Buy-Back when the registry receives your signed and completed Tender Form or, if you have a CHESS Holding, when your controlling participant processes your Tender through CHESS.

4.11 Foster's rights to waive requirements and correct errors

At any time, the Company may (at its sole discretion):

- treat any Tender it receives as a valid Tender;
- disregard any Tender it believes it should disregard; and
- waive any, or all, of the terms in this Invitation.

It may do each of these things in relation to some, all or any number of Tenders it receives, in its absolute discretion.

If you fill in the Tender Form in a way that attempts to tender more Shares than you are entitled to sell, you will be deemed to have offered only the total number of Shares you held at 5pm Melbourne time on the Closing Date and, if you have selected more than one price:

a) it will be deemed first, that the excess Shares were offered at the highest price you selected;

b) if after applying a) above, there are still excess Shares, it will be deemed that those excess Shares were offered at the next highest cash price you selected; and

c) if after applying b) above, there are still excess Shares, then clause b) will be reapplied to these excess Shares until there are no longer any excess Shares.

4. Additional Information on the Buy-Back (continued)

If you sell Shares during the Tender Period such that you do not at the Buy-Back Date hold at least the number of Shares you successfully tendered, Foster's may, in its absolute discretion, either:

- reject your Tender in its entirety; or
- treat your Tender as if you had offered only the number of Shares you hold at 5pm Melbourne time on the Closing Date, in which case, if you tendered Shares at more than one price your Tender will be treated as set out in paragraphs a), b) and c) above.

If Foster's is satisfied that any Tender has not been dealt with in accordance with the terms of the Buy-Back, Foster's may, in its absolute discretion, elect to buy back at the Buy-Back Price such number of your Shares held at 5pm Melbourne time on the Closing Date as would have been bought back if your Tender was dealt with in accordance with the terms of the Buy-Back.

4.12 Directors' Entitlements

Directors are entitled to participate in the Buy-Back and may do so, according to their own particular circumstances. As at 5 November 2003, the Directors of Foster's held or had a relevant interest in the following shares.

Director	Shares[1]	Options to acquire Unissued Ordinary Shares in Foster's
Mrs Margaret Lyndsey Cattermole	114,005	Nil
Mr David A Crawford	10,696	Nil
Mr Brian Healey	42,525	Nil
Mr Edward (Ted) Thomas Kunkel	698,084	1,250,000
Mr Graeme William McGregor	20,888	Nil
Mr Frank J Swan	76,567	Nil

[1] These relevant interests include interests arising through superannuation funds, trusts and joint or other ownership structures.

4.13 ASIC and ASX relief

ASIC has granted Foster's an exemption under subsection 257D(4) of the Corporations Act.
The effects of this relief are to permit Foster's:

a) to conduct the Buy-Back similarly to the conduct of an equal access buy-back in accordance with Division 2 of Part 2J.1 of the Corporations Act;
b) to utilise the scale back mechanism described in section 1.9;
c) to invite all Shareholders (other than as described in d) below), to offer for sale any number of their Shares in Foster's in accordance with the terms of the Invitations rather than Foster's offering to buy back such Shares;
d) to make Invitations to Shareholders with Restricted Employee Shares in respect of the number of Shares they hold that are not Restricted Employee Shares and not to make offers to Shareholders who hold only Restricted Employee Shares;
e) to invite each Shareholder to nominate a maximum number of their Shares which they wish to offer for sale to Foster's; and
f) to invite Shareholders with 500 Shares or less to offer Shares for sale only if they submit one Tender at either a specified price in the range or as a Final Price Tender.

In addition, ASX has granted Foster's the following:

- a waiver from Listing Rule 7.40 to permit Foster's to dispatch the Buy-Back Documents to Shareholders within seven business days after the Buy-Back record date; and
- a waiver from Listing Rule 3.8A to permit Foster's to lodge an Appendix 3F up to two business days after the Closing Date.

4.14 Privacy

Foster's is carrying out the Buy-Back in accordance with the Corporations Act. This involves the personal information contained in Tender Forms being collected to enable the Company to determine the quantum of Shares, if any, and the price at which it will buy back Shares under the Buy-Back.

The personal information collected by Foster's will only be disclosed to Computershare Investor Services in its capacity as share registrar of Foster's, to a print and mail service provider, to Foster's advisers in relation to the Buy-Back and to Australian financial institutions in respect of your banking instructions if you are receiving your payments by direct credit.

You may access the individual information collected by the Company in relation to your shareholding by writing to the Company, at the mailing address set out in the Tender Form.

If the Company did not collect the personal information, the Company may be hindered in, or prevented from, carrying out the Buy-Back.

4.15 Applicable law

This Invitation, your Tender, and the Buy-Back generally, are governed by the laws of Victoria.

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Withdrawal/Amendment Form

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT, YOU SHOULD CONSULT YOUR FINANCIAL, TAXATION OR OTHER ADVISER WITHOUT DELAY.

A

Shareholder Details *(Shareholder to complete)*

Registered Name:..

Registered Address:..

....

HIN/SRN:..

Shares conferring an entitlement
as at 17 November 2003 ....

B *Tick One (only):*

☐ **Withdrawal:** I/We wish to withdraw my/our previous Tender(s) in its/their entirety. (Complete Box A and sign at Box F)

OR

☐ **Amendment:** I/We wish to withdraw my/our previous Tender(s) in its/their entirety and wish to submit a replacement Tender as set out below. (Complete all Boxes A to E and sign at Box F)

Number of Shares and price per Share tendered into the Buy-Back

I/we offer to sell in the Buy-Back the following Shares at the prices specified:

REFER OVERLEAF FOR INSTRUCTIONS ON HOW TO COMPLETE THIS FORM

Insert number of Shares

		Number of Shares	Price
C		☐☐☐☐☐☐☐☐	Shares at the FINAL PRICE TENDER
D	+	☐☐☐☐☐☐☐☐	@ $ 4.00 Per Share
	+	☐☐☐☐☐☐☐☐	@ $ 4.10 Per Share
	+	☐☐☐☐☐☐☐☐	@ $ 4.20 Per Share
	+	☐☐☐☐☐☐☐☐	@ $ 4.30 Per Share
	+	☐☐☐☐☐☐☐☐	@ $ 4.40 Per Share
	+	☐☐☐☐☐☐☐☐	@ $ 4.50 Per Share
	+	☐☐☐☐☐☐☐☐	@ $ 4.60 Per Share
	+	☐☐☐☐☐☐☐☐	@ $ 4.70 Per Share
	+	☐☐☐☐☐☐☐☐	@ $ 4.80 Per Share
	+	☐☐☐☐☐☐☐☐	@ $ 4.90 Per Share

Insert at Box C the number of Shares (if any) you wish to tender as the Final Price Tender.

Insert at Box D the number of Shares (if any) you wish to tender next to the specified prices between $4.00 and $4.90 inclusive at which you wish to tender those Shares.

You should refer to the special instructions overleaf before completing this form particularly if the number of Shares shown in Box A above is 500 or less.

Add up all the Shares in each row of Boxes C and D and write that number in Box E. This number must not exceed the number in Box A above.

TOTAL OF **C** AND **D**

E = ☐☐☐☐☐☐☐☐

Please complete in the event of enquiries

____
Contact Name

____
Contact Daytime Telephone

______ / ______ / ______
Date

F **Please sign within the boxes below in accordance with the instructions overleaf**

Shareholder 1	Individual or Shareholder 2	Shareholder 3

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Withdrawing or Amending your Tender

Shareholders who have offered to tender Shares into the Buy-Back and who subsequently wish to either withdraw or amend their Tender must lodge a Withdrawal/Amendment Form. The Withdrawal/Amendment Form does not contain your personalised shareholder information and so shareholders wishing to use this form should complete the form as detailed below.

How to complete the Withdrawal/Amendment Form

The instructions below are cross-referenced to each section of the Withdrawal/Amendment Form. Please complete the form using black ink only.

A You need to provide the details of your registered holding in Box A. The name and registered address details must exactly match the name and address details recorded on the Foster's share register for that registered holding.

CHESS holders must provide their Holder Identification Number (HIN) and Issuer Sponsored Holders must provide their Securityholder Reference Number (SRN). Please also insert the number of Shares in Box A that were specified in your original personalised Tender Form. This is the number of Shares that were registered in your name as at 17 November 2003 that confer an entitlement to participate in the Buy-Back.

If you are unsure of these details call the Foster's Buy-Back enquiry line on 1300 134 708 or +61 3 9649 5022.

B Tick one of the two boxes only. Tick the "Withdrawal" Box if you wish to withdraw your previous Tender Form in its entirety and you do not wish to replace it with a new Tender Form. Tick the "Amendment" Box if you wish to withdraw your previous Tender Form in its entirety and replace it with this new Tender Form.

C & D **If you hold 500 Shares or less** (see Box A), you must tender all of the Shares you wish to tender **either** as a Final Price Tender (at Box C), or at **one** of the specified prices (at Box D). You cannot tender different parcels of Shares at different Tender Prices.

If you hold more than 500 Shares (see Box A), you may tender different parcels of Shares at different Tender Prices (including specified prices in Box D and/or as a Final Price Tender in Box C). Each parcel is a separate Tender.

Final Price Tender means you are willing to accept the Buy- Back Price whatever it is determined to be. Note that the Buy-Back Price could be as low as $4.00 or as high as $4.90 per Share.

E After indicating the number of Shares you wish to offer to sell as a Final Price Tender and/or at a specified price or prices, you must add up the number of Shares in Boxes C and D and write the total in Box E. Note that this number must not exceed the number of Shares in Box A located at the top left of the Withdrawal/Amendment Form.

If the number of Shares in Box E exceeds the number of Shares in Box A you will be deemed to have offered only the number of Shares you held at 5pm Melbourne time on 19 December 2003 and, if you have selected more than one price, your Tender will be deemed to be adjusted in the manner set out in section 4.11 of the Buy-Back booklet.

F You must sign the Withdrawal/Amendment Form at Box F. By signing and returning this form you acknowledge that you have read and understood the accompanying Buy-Back booklet and, if you have chosen to amend your previous Tender, you agree that your replacement Tender is made on the terms and conditions of Tender(s) as set out in the Buy-Back booklet.

Joint holders - all holders must sign.

Under Power of Attorney - if not already noted by Computershare Investor Services, a certified copy of the Power of Attorney must accompany this form. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased Estate - all executors should sign and, if not already noted by Computershare Investor Services, a certified copy of Probate or Letters of Administration must accompany this form.

Company - this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Submitting your Withdrawal/Amendment Form

The way you submit your Tender will depend on the type of holding you have. Holders with a HIN (X prefix) are CHESS holders and holders with an SRN (I prefix) are Issuer Sponsored Holders. Your Tender must be received NO LATER THAN 5.00pm Melbourne time on Friday, 19 December 2003.

ISSUER SPONSORED HOLDINGS:

If you have an Issuer Sponsored Holding, send or hand deliver your completed and signed Withdrawal/Amendment Form to make sure it will be received no later than 5pm Melbourne time on Friday, 19 December 2003 at:

Mailing address
Computershare Investor Services
GPO Box 52
MELBOURNE VIC 8060

Delivery address
Computershare Investor Services
Level 12/565 Bourke Street
MELBOURNE VIC 3000

CHESS HOLDINGS:

If you have a CHESS Holding, you will need to contact your controlling participant (your broker) in sufficient time for your controlling participant to process your Withdrawal/Amendment Form no later than 5.00pm Melbourne time on Friday,19 December 2003. Do not send your Withdrawal/Amendment Form to the Registry (Computershare Investor Services).

5. Definitions and Interpretation

Definitions

In this booklet and the Tender Forms unless the context otherwise requires:

ALH means Foster's former Australian Leisure and Hospitality division comprising Australian Leisure and Hospitality Group Limited and the freehold properties now held by a property trust of which Australian Leisure and Entertainment Property Management Limited is the responsible entity

ASIC means the Australian Securities and Investments Commission

ASX means Australian Stock Exchange Limited

ATO means the Australian Tax Office

Board means the board of Directors of Foster's

Buy-Back means the buy-back by way of tender set out in this booklet

Buy-Back Contract means the contract between you and Foster's (assuming a Tender made by you is accepted by Foster's on the terms of this Invitation and the Tender) by which Foster's agrees to buy back some or all of those of your Shares which are the subject of your Tender

Buy-Back Date means the date and time Foster's announces to ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form

Buy-Back Price means the price at which Foster's will buy back Shares tendered into the Buy-Back, determined in accordance with this booklet

CHESS means the Clearing House Electronic Subregister System

CHESS Holding means a holding of Shares on the CHESS subregister of Foster's

Closing Date means Friday 19 December 2003, unless the Directors announce a later date

Directors means the Directors of Foster's

Eligible Shareholder means a registered holder of Shares as at Monday 17 November 2003 which, in accordance with the SCH Business Rules, confer an entitlement to receive an Invitation (excluding the holders of Restricted Employee Shares)

Final Price Tender means a Tender in which the Eligible Shareholder elects to receive the Buy-Back Price, whatever it is determined to be by Foster's under the tender process

Foster's or **Company** means Foster's Group Limited (ABN 49 007 620 886)

Foster's Share Plans means the long term incentive plans and the employee share and option plans implemented by Foster's

Invitation means the invitation by Foster's to Eligible

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of Foster's

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of Foster's

OCH means the Option Clearing House Pty Ltd

Registry means the share registry of Foster's, Computershare Investor Services Pty Limited ABN 48 078 279 277, also referred to in this booklet as Computershare Investor Services

Restricted Employee Shares means Shares which are subject to restrictions on disposal under the Foster's Share Plans

SCH Business Rules means the business rules of the securities clearing house of the ASX from time to time

Shares means the fully paid ordinary Shares in the capital of Foster's on issue

Shareholder means a registered holder of Shares

Small Holding means a holding of less than or equal to 500 Shares

Tender means an Eligible Shareholder's offer to sell nominated Shares back to Foster's in response to this Buy-Back Invitation

Tender Form means the form of offer by an Eligible Shareholder to sell their nominated Shares to Foster's (under the terms of this Invitation) which accompanies this booklet

Tender Period means the period within which Eligible Shareholders may lodge or amend a Tender with Foster's in accordance with this booklet

Tender Prices means the specified prices from $4.00 to $4.90 (as set out on the Tender Form) at which Eligible Shareholders may offer to sell their nominated Shares to Foster's (under the terms of this Invitation) or where a Final Price Tender is submitted, the Buy-Back Price

Withdrawal/Amendment Form means the form entitled 'Withdrawal/Amendment Form' included in this booklet or otherwise provided to you by Foster's to withdraw or amend a Tender

you or **Shareholder** means a holder of Shares in Foster's

Interpretation

In this booklet and the Tender Forms, unless the context otherwise requires:

- the singular includes the plural, and vice versa;
- words importing one gender include other genders;
- other parts of speech and grammatical forms of words or phrases defined in this document have a corresponding meaning;
- terms defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;
- a reference to currency is to Australian dollars; and
- a reference to time is to Melbourne time.

The postal acceptance rule does not apply to Tenders.


FOSTER'S
GROUP



Financial Adviser


Goldman
Sachs

JBWere

Legal Adviser


CORRS
CHAMBERS
WESTGARTH

Taxation Advisers


CORRS
CHAMBERS
WESTGARTH

Shaddick
& Spence

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Buy-Back Tender Form

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT, YOU SHOULD CONSULT YOUR FINANCIAL, TAXATION OR OTHER ADVISER WITHOUT DELAY.

Issuer Sponsored Holding



SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000



I 1234567890 IND

Shares conferring an entitlement as at 17 November 2003

A [ ]

Number of Shares and price per Share tendered into the Buy-Back

I/we offer to sell in the Buy-Back the following Shares at the price specified:

Insert number of Shares

B [ ] Shares at the **FINAL PRICE TENDER**

OR

C

	Number of Shares	Price	
+	[ ]	@ $ 4.00	Per Share
+	[ ]	@ $ 4.10	Per Share
+	[ ]	@ $ 4.20	Per Share
+	[ ]	@ $ 4.30	Per Share
+	[ ]	@ $ 4.40	Per Share
+	[ ]	@ $ 4.50	Per Share
+	[ ]	@ $ 4.60	Per Share
+	[ ]	@ $ 4.70	Per Share
+	[ ]	@ $ 4.80	Per Share
+	[ ]	@ $ 4.90	Per Share

As you hold 500 Shares or less (Box A), you may only tender one parcel of Shares either at the Final Price (Box B) or at one of the specified prices between $4.00 and $4.90 inclusive (Box C).

Insert at Box B the number of Shares you wish to tender as a Final Price Tender.

OR

Insert one parcel of Shares only at one of the specified prices between $4.00 and $4.90 inclusive in Box C.

Write in Box D the number of Shares you have tendered at either Box B or at one of the specified prices in Box C.

D = [ ]

Please complete in the event of enquiries

____
Contact Name

____
Contact Daytime Telephone

/ /
Date

E **Please sign within the boxes below in accordance with the instructions overleaf**

Individual or Shareholder 1	Shareholder 2	Shareholder 3
[ ]	[ ]	[ ]
Sole Director and Sole Company Secretary	Director	Director/Company Secretary *

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

How to complete the Tender Form

The instructions below are cross-referenced to each section of the Tender Form. Please complete the form using black ink only.

A This is the total number of your Shares conferring an entitlement on the record date of 17 November 2003 and the maximum number of Shares you may offer to sell to Foster's through the Buy-Back.

B Insert the number of Shares (if any) you wish to offer to sell as a Final Price Tender. Final Price Tender means you are willing to accept the Buy-Back Price whatever it is determined to be. Note that the Buy-Back Price could be as low as $4.00 per Share or as high as $4.90 per Share.

As you **hold 500 Shares or less**, if you offer to sell some or all of your Shares as a Final Price Tender, you may not offer any of your remaining Shares (if any) at a specified price (in Box C).

C If you wish to offer to sell Shares at a specified price, insert the number of Shares you wish to offer to sell at one of the specified prices. As you **hold 500 Shares or less**, you may only offer to sel! one parcel of Shares at one of the different specified prices.

If you offer to sell some or all of your Shares at a specified price, you may not offer any of your remaining Shares (if any) as a Final Price Tender (in Box B).

D After indicating the number of Shares you wish to sell as a Final Price Tender or at one of the specified prices, write this number in Box D. The number in Box D must not exceed the number of Shares in Box A located at the top right of the Tender Form.

If the number of Shares in Box D exceeds the number of Shares in Box A you will be deemed to have offered only the number of Shares you held at 5pm Melbourne time on 19 December 2003 and, if you have selected more than one price, your Tender will be deemed to be adjusted in the manner set out in section 4.11 of the Buy-Back booklet.

E By signing and returning this Tender Form you acknowledge that you have read and understood the accompanying Buy-Back booklet and agree that your offer to sell is made on the terms and conditions of Tender(s) as set out in the Buy-Back booklet.

Joint holders - all holders must sign.

Under Power of Attorney - if not already noted by Computershare Investor Services, a certified copy of the Power of Attorney must accompany this form. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased Estate - all executors should sign and, if not already noted by Computershare Investor Services, a certified copy of Probate or Letters of Administration must accompany this form.

Company - this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Payment for your Shares

Payment for Shares bought under the Buy-Back will be remitted to you either by cheque or via direct credit facility (in Australian dollars) within 10 business days of the Closing Date. Foster's expects to mail cheques by 6 January 2004.

Submitting your Tender Form

As an Issuer Sponsored Holder, send or hand deliver your completed Tender Form to make sure it will be received no later than 5pm Melbourne time on Friday, 19 December 2003 at:

Mailing address
Computershare Investor Services
GPO Box 52
MELBOURNE VIC 8060

Delivery address
Computershare Investor Services
Level 12/565 Bourke Street
MELBOURNE VIC 3000

If you require further information on how to complete this document please contact the Foster's Buy-Back enquiry line on 1300 134 708 or +61 3 9649 5022.

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Buy-Back Tender Form

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT, YOU SHOULD CONSULT YOUR FINANCIAL, TAXATION OR OTHER ADVISER WITHOUT DELAY.

Issuer Sponsored Holding



SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000



I 1234567890 IND

Shares conferring an entitlement as at 17 November 2003

A [ ]

Number of Shares and price per Share tendered into the Buy-Back

I/we offer to sell in the Buy-Back the following Shares at the prices specified:

Insert number of Shares

	Insert number of Shares	
B	[ ]	Shares at the **FINAL PRICE TENDER**
C +	[ ]	@ $ 4.00 Per Share
+	[ ]	@ $ 4.10 Per Share
+	[ ]	@ $ 4.20 Per Share
+	[ ]	@ $ 4.30 Per Share
+	[ ]	@ $ 4.40 Per Share
+	[ ]	@ $ 4.50 Per Share
+	[ ]	@ $ 4.60 Per Share
+	[ ]	@ $ 4.70 Per Share
+	[ ]	@ $ 4.80 Per Share
+	[ ]	@ $ 4.90 Per Share

Insert at Box B the number of Shares (if any) you wish to tender as a Final Price Tender.

You may tender parcels of Shares at the specified prices between $4.00 and $4.90 inclusive. Insert the number of Shares (if any) you wish to tender next to the price at which you wish to tender those Shares.

Add up all the Shares in each row of Boxes B and C and write that number in Box D. This number must not exceed the number in Box A above.

TOTAL OF B AND C

D = [ ]

Please complete in the event of enquiries

____
Contact Name

____
Contact Daytime Telephone

____ / ____ / ____
Date

E **Please sign within the boxes below in accordance with the instructions overleaf**

Individual or Shareholder 1	Shareholder 2	Shareholder 3
[ ]	[ ]	[ ]
Sole Director and Sole Company Secretary	Director	Director/Company Secretary *

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

How to complete the Tender Form

The instructions below are cross-referenced to each section of the Tender Form. Please complete the form using black ink only.

A This is the total number of your Shares conferring an entitlement on the record date of 17 November 2003 and the maximum number of Shares you may offer to sell to Foster's through the Buy-Back.

B Insert the number of Shares (if any) you wish to offer to sell as a Final Price Tender. Final Price Tender means you are willing to accept the Buy-Back Price whatever it is determined to be. Note that the Buy-Back Price could be as low as $4.00 per Share or as high as $4.90 per Share.

C If you wish to offer to sell Shares at a specified price, insert the number of Shares you wish to offer to sell at the specified price. You may offer to sell parcels of Shares at up to 10 different specified prices. Each parcel is a separate Tender.

D After indicating the number of Shares you wish to sell as a Final Price Tender and/or at a specified price or prices, you must add up the number of Shares in each row of Boxes B and C and write the total in Box D. Note that this number must not exceed the number of Shares in Box A located at the top right of the Tender Form.

If the number of Shares in Box D exceeds the number of Shares in Box A you will be deemed to have offered only the number of Shares you held at 5pm Melbourne time on 19 December 2003 and, if you have selected more than one price, your Tender will be deemed to be adjusted in the manner set out in section 4.11 of the Buy-Back booklet.

E By signing and returning this Tender Form you acknowledge that you have read and understood the accompanying Buy-Back booklet and agree that your offer to sell is made on the terms and conditions of Tender(s) as set out in the Buy-Back booklet.

Joint holders - all holders must sign.

Under Power of Attorney - if not already noted by Computershare Investor Services, a certified copy of the Power of Attorney must accompany this form. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased Estate - all executors should sign and, if not already noted by Computershare Investor Services, a certified copy of Probate or Letters of Administration must accompany this form.

Company - this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Payment for your Shares

Payment for Shares bought under the Buy-Back will be remitted to you either by cheque or via direct credit facility (in Australian dollars) within 10 business days of the Closing Date. Foster's expects to mail cheques by 6 January 2004.

Submitting your Tender Form

As an Issuer Sponsored Holder, send or hand deliver your completed Tender Form to make sure it will be received no later than 5pm Melbourne time on Friday, 19 December 2003 at:

Mailing address
Computershare Investor Services
GPO Box 52
MELBOURNE VIC 8060

Delivery address
Computershare Investor Services
Level 12/565 Bourke Street
MELBOURNE VIC 3000

If you require further information on how to complete this document please contact the Foster's Buy-Back enquiry line on 1300 134 708 or +61 3 9649 5022.

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Buy-Back Tender Form

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT, YOU SHOULD CONSULT YOUR FINANCIAL, TAXATION OR OTHER ADVISER WITHOUT DELAY.

CHESS Holding



SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000



X 1234567890 IND

Shares conferring an entitlement as at 17 November 2003

A [ ]

Number of Shares and price per Share tendered into the Buy-Back

I/we offer to sell in the Buy-Back the following Shares at the price specified:

Insert number of Shares

B [ ] Shares at the **FINAL PRICE TENDER**

OR

C

	Insert number of Shares	Price
+	[ ]	@ $ 4.00 Per Share
+	[ ]	@ $ 4.10 Per Share
+	[ ]	@ $ 4.20 Per Share
+	[ ]	@ $ 4.30 Per Share
+	[ ]	@ $ 4.40 Per Share
+	[ ]	@ $ 4.50 Per Share
+	[ ]	@ $ 4.60 Per Share
+	[ ]	@ $ 4.70 Per Share
+	[ ]	@ $ 4.80 Per Share
+	[ ]	@ $ 4.90 Per Share

As you hold 500 Shares or less (Box A), you may only tender one parcel of Shares either at the Final Price (Box B) or at one of the specified prices between $4.00 and $4.90 inclusive (Box C).

Insert at Box B the number of Shares you wish to tender as a Final Price Tender.

OR

Insert one parcel of Shares only at one of the specified prices between $4.00 and $4.90 inclusive in Box C.

Write in Box D the number of Shares you have tendered at either Box B or at one of the specified prices in Box C.

D = [ ]

Please complete in the event of enquiries

Contact Name

Contact Daytime Telephone

/ /
Date

E Please sign within the boxes below in accordance with the instructions overleaf

Individual or Shareholder 1	Shareholder 2	Shareholder 3
[ ]	[ ]	[ ]
Sole Director and Sole Company Secretary	Director	Director/Company Secretary *

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

How to complete the Tender Form

The instructions below are cross-referenced to each section of the Tender Form. Please complete the form using black ink only.

A This is the total number of your Shares conferring an entitlement on the record date of 17 November 2003 and the maximum number of Shares you may offer to sell to Foster's through the Buy-Back.

B Insert the number of Shares (if any) you wish to offer to sell as a Final Price Tender. Final Price Tender means you are willing to accept the Buy-Back Price whatever it is determined to be. Note that the Buy-Back Price could be as low as $4.00 per Share or as high as $4.90 per Share.

As you **hold 500 Shares or less**, if you offer to sell some or all of your Shares as a Final Price Tender, you may not offer any of your remaining Shares (if any) at a specified price (in Box C).

C If you wish to offer to sell Shares at a specified price, insert the number of Shares you wish to offer to sell at one of the specified prices. As you **hold 500 Shares or less**, you may only offer to sell one parcel of Shares at one of the different specified prices.

If you offer to sell some or all of your Shares at a specified price, you may not offer any of your remaining Shares (if any) at a Final Price Tender (in Box B).

D After indicating the number of Shares you wish to sell as a Final Price Tender or at <u>one</u> of the specified prices, write this number in Box D. *The number in Box D must not exceed the number of Shares in Box A located at the top right of the Tender Form.*

If the number of Shares in Box D exceeds the number of Shares in Box A you will be deemed to have offered only the number of Shares you held at 5pm Melbourne time on 19 December 2003 and, if you have selected more than one price, your Tender will be deemed to be adjusted in the manner set out in section 4.11 of the Buy Back booklet.

E By signing and returning this Tender Form you acknowledge that you have read and understood the accompanying Buy-Back booklet and agree that your offer to sell is made on the terms and conditions of Tender(s) as set out in the Buy-Back booklet.

Joint holders - all holders must sign.

Under Power of Attorney - if not already noted by Computershare Investor Services, a certified copy of the Power of Attorney must accompany this form. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased Estate - all executors should sign and, if not already noted by Computershare Investor Services, a certified copy of Probate or Letters of Administration must accompany this form.

Company - this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Payment for your Shares

Payment for Shares bought under the Buy-Back will be remitted to you either by cheque or via direct credit facility (in Australian dollars) within 10 business days of the Closing Date. Foster's expects to mail cheques by 6 January 2004.

Submitting your Tender Form

As a CHESS sponsored holder, you will need to contact your controlling participant (your broker) in sufficient time for your controlling participant to process your acceptance no later than 5.00pm Melbourne time, Friday 19 December 2003. Do not send your Tender Form to the Registry (Computershare Investor Services).

DO NOT RETURN THIS FORM TO THE COMPANY OR THE REGISTRY (COMPUTERSHARE INVESTOR SERVICES)

If you require further information on how to complete this document please contact the Foster's Buy-Back enquiry line on 1300 134 708 or +61 3 9649 5022.

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Buy-Back Tender Form

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT, YOU SHOULD CONSULT YOUR FINANCIAL, TAXATION OR OTHER ADVISER WITHOUT DELAY.

CHESS Holding



SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000



X 1234567890 IND

Shares conferring an entitlement as at 17 November 2003

A

Number of Shares and price per Share tendered into the Buy-Back

I/we offer to sell in the Buy-Back the following Shares at the prices specified:

Insert number of Shares

B Shares at the **FINAL PRICE TENDER**

Insert at Box B the number of Shares (if any) you wish to tender as a Final Price Tender.

C

+ @ $ 4.00 Per Share
+ @ $ 4.10 Per Share
+ @ $ 4.20 Per Share
+ @ $ 4.30 Per Share
+ @ $ 4.40 Per Share
+ @ $ 4.50 Per Share
+ @ $ 4.60 Per Share
+ @ $ 4.70 Per Share
+ @ $ 4.80 Per Share
+ @ $ 4.90 Per Share

You may tender parcels of Shares at the specified prices between $4.00 and $4.90 *inclusive*. *Insert the number of Shares (if any)* you wish to tender next to the price at which you wish to tender those Shares.

Add up all the Shares in each row of Boxes B and C and write that number in Box D. This number must not exceed the number in Box A above.

TOTAL OF B AND C

D =

Please complete in the event of enquiries

Contact Name

Contact Daytime Telephone

/ /

Date

E **Please sign within the boxes below in accordance with the instructions overleaf**

Individual or Shareholder 1 **Shareholder 2** **Shareholder 3**

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

How to complete the Tender Form

The instructions below are cross-referenced to each section of the Tender Form. Please complete the form using black ink only.

A This is the total number of your Shares conferring an entitlement on the record date of 17 November 2003 and the maximum number of Shares you may offer to sell to Foster's through the Buy-Back.

B Insert the number of Shares (if any) you wish to offer to sell as a Final Price Tender. Final Price Tender means you are willing to accept the Buy-Back Price whatever it is determined to be. Note that the Buy-Back Price could be as low as $4.00 per Share or as high as $4.90 per Share.

C If you wish to offer to sell Shares at a specified price, insert the number of Shares you wish to offer to sell at the specified price. You may offer to sell parcels of Shares at up to 10 different specified prices. Each parcel is a separate Tender.

D After indicating the number of Shares you wish to sell as a Final Price Tender and/or at a specified price or prices, you must add up the number of Shares in each row of Boxes B and C and write the total in Box D. Note that this number must not exceed the number of Shares in Box A located at the top right of the Tender Form.

If the number of Shares in Box D exceeds the number of Shares in Box A you will be deemed to have offered only the number of Shares you held at 5pm Melbourne time on 19 December 2003 and, if you have selected more than one price, your Tender will be deemed to be adjusted in the manner set out in section 4.11 of the Buy-Back booklet.

E By signing and returning this Tender Form you acknowledge that you have read and understood the accompanying Buy-Back booklet and agree that your offer to sell is made on the terms and conditions of Tender(s) as set out in the Buy-Back booklet.

Joint holders - all holders must sign.

Under Power of Attorney - if not already noted by Computershare Investor Services, a certified copy of the Power of Attorney must accompany this form. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased Estate - all executors should sign and, if not already noted by Computershare Investor Services, a certified copy of Probate or Letters of Administration must accompany this form.

Company - this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Payment for your Shares

Payment for Shares bought under the Buy-Back will be remitted to you either by cheque or via direct credit facility (in Australian dollars) within 10 business days of the Closing Date. Foster's expects to mail cheques by 6 January 2004.

Submitting your Tender Form

As a CHESS sponsored holder, you will need to contact your controlling participant (your broker) in sufficient time for your controlling participant to process your acceptance no later than 5.00pm Melbourne time, Friday 19 December 2003. Do not send your Tender Form to the Registry (Computershare Investor Services).

DO NOT RETURN THIS FORM TO THE COMPANY OR THE REGISTRY (COMPUTERSHARE INVESTOR SERVICES)

If you require further information on how to complete this document please contact the Foster's Buy-Back enquiry line on 1300 134 708 or +61 3 9649 5022.

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

www.fostersgroup.com


FOSTER'S
GROUP
Inspiring Global Enjoyment

20 November 2003

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Dear Shareholder

On 6 November 2003, Foster's announced its intention to buy back between $700 million to $900 million of Foster's shares (**"Shares"**) through an off-market buy-back tender process (the **"Buy-Back"**).

We note that as at Monday, 17 November 2003 you held a parcel of 500 or fewer Shares. The Board believes that the Buy-Back will be a particularly cost-effective way to dispose of your shareholding should you wish to do so.

Participation in the Buy-Back is entirely at your discretion. However, if you do participate in the Buy-Back:

- the lowest price you will receive for your Shares is the price you choose in your Tender;
- if the actual Buy-Back Price is greater than your specified Tender Price you will receive the higher Buy-Back Price; and
- you will not have to pay brokerage or appoint a stockbroker to sell your Shares.

As the holder of 500 or fewer Shares, you may tender all or some of your Shares, but you may only lodge one tender for all the Shares being tendered, at either:

- one of the specified prices (from $4.00 to $4.90 per Share as set out on your personalised Tender Form); or
- as a Final Price Tender (as explained in section 1.6 of the Buy-Back Booklet).

If you wish to increase the likelihood that your Shares will be bought back, you should submit a "Final Price Tender". You cannot split your holding and tender different parcels of your Shares at different Tender Prices.

If you wish to submit a Tender, you must ensure that your completed and signed Tender Form is received by Computershare Investor Services Pty Ltd or, if you are CHESS sponsored, your broker processes your Tender, no later than 5pm, Melbourne time, on Friday, 19 December 2003.

You should read the accompanying Buy-Back booklet carefully. If you are in any doubt as to the action you should take or the implications for your own financial circumstances, you should contact your financial, taxation or other adviser. Please note that Foster's is not able to advise on the taxation implications of your specific involvement in the Buy-Back. However, you will find some general comments on the Australian tax implications in Section 2 of the Buy-Back booklet. Clarification on any other aspects of the Buy-Back can be obtained by contacting the Foster's Buy-Back enquiry line on 1300 134 708 or +61 3 9649 5022 or by referring to a question and answer page on the Foster's Group website www.fostersgroup.com.

Yours faithfully

Frank J Swan
CHAIRMAN



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/11/2003

TIME: 08:31:20

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Share Buy-Back Documents

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**